News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 2, 2022

 Seabridge Gold Announces Management Changes

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that for personal reasons, Jay Layman has retired as President and COO.  Mr. Layman will continue to serve as a Director of Seabridge, assisting in transitioning and mentoring two new officer appointments: Ryan Hoel, P.E., as Senior VP, Chief Operating Officer and Melanie Miller as VP, Chief Sustainability Officer.

Mr. Hoel joined Seabridge in September 2021 as VP, Projects and since that time has led the Substantially Started activities at the Company's 100% owned KSM Project located in northern B.C., Canada.  Mr. Hoel has more than 20 years of experience in large-scale project management, development, and operations with companies including Rio Tino, Lundin Mining, New Gold, Arizona Mining, and South32. Prior to joining Seabridge, he served as Vice President, Project Development for South32 at their Hermosa project in Southern Arizona.  Mr. Hoel holds a Bachelor of Science in Mining Engineering from the South Dakota School of Mines and Technology, an MBA from Westminster Gore School of Business, and is a registered Professional Engineer.

Ms. Miller joined Seabridge as a Director in June 2020, and has served as the Chairperson of the Company's Sustainability Committee since its inception. With her new management role, Ms. Miller will step down as Chairperson of the Sustainability Committee, with Mr. Layman taking on the responsibility. Ms. Miller will remain a director of the Company. Ms. Miller has over 20 years of executive success leading business and supply chain innovation for Fortune 500 organizations. Ms. Miller has comprehensive experience increasing company performance and profitability through supply chain leadership, strategic planning and analysis, and organizational management. She also has extensive experience implementing processes to improve efficiency and is accomplished in all areas of program management with a keen ability to identify, build, and maintain business relationships. She is the founder of an executive coaching and consulting organization serving clients across the world. Ms. Miller has two undergraduate degrees from Miami University of Ohio and has pursued graduate education at both University of Chicago and Harvard.

Seabridge Chairman and CEO Rudi Fronk commented: "Our ability to internally replace retiring executives is a testament to the succession planning we have developed within the organization. All stakeholders owe Jay a huge debt of gratitude for the significant contributions he has made over the 12 years he served as COO. I am heartened by his decision to remain a Director of the Company and his willingness to help assist in the transitioning and mentoring of Ryan and Melanie moving forward. I am also confident that both Ryan and Melanie are ready and able to take on the responsibilities of their new roles."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com